UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

CITADEL EFT, INC.

(Exact name of registrant as specified in its charter)

Wyoming	333-164882	80-0473573
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

825 College Blvd., Suite 102. Oceanside, California	92057
(Address of principal executive offices)	(Zip Code)

  (714) 423-0701

Registrant’s telephone number, including area code

N/A

 (Former name or former address, if changed since last report)

COMMON STOCK, $.00001 PAR VALUE PER SHARE

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X to designate the appropritate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  X

Rule 12g-4(a)(1)(ii)__

Rule 12g-4(a)(2)(i)___

Rule 12g-4(a)(2)(ii)__

Rule 12h-3(b)(1)(i) _X

Rule 12h-3(b)(1)(ii)___

Rule12(h)-3(b)(2)(i)___

Rule 12h-3(b)(2)(ii)___

Rule 15d-6__________

Approximate number of holders of record as of the certification of this notice date:  295

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITADEL EFT, INC.
DATE: May 2, 2014	/s/ Gary DeRoss Name: Gary DeRoos Title: President/Chief Executive Officer